UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
_______________________
Zovio Inc
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98979V102
(CUSIP Number)

Andrew S. Clark
c/o Zovio Inc
1811 E Northrop Blvd.
Chandler, Arizona 85286
(858) 668-2586
With a Copy to:
Martin J. Waters
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12235 El Camino Real
San Diego, California 92130
(858) 350-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 5, 2019
(Date of Event which Requires Filing of this Statement)
_______________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 98979V102	13D
(1) NAMES OF REPORTING PERSONS Andrew S. Clark
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO (1)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,093,498 shares
(8) SHARED VOTING POWER
513,444 shares (2)
(9) SOLE DISPOSITIVE POWER
1,093,498 shares
(10) SHARED DISPOSITIVE POWER
513,444 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,901 shares (3)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (4)
(14) TYPE OF REPORTING PERSON (see instructions) IN

(1) See Item 3 below.

(2) Consists of 513,444 shares of outstanding Common Stock held by the Clark Family Trust, dated July 8, 1998 (the “Trust”) for which Mr. Clark and his spouse are co-trustees and share voting and dispositive power.
(3) Consists of (a) 513,444 shares of outstanding Common Stock held by the Trust for which Mr. Clark and his spouse are co-trustees and share voting and dispositive power; and (b) all shares that Mr. Clark has the right to acquire pursuant to the exercise of vested and unvested stock options and the vesting of shares under restricted stock units within 60 days of April 5, 2019. See Item 5.
(4) Based on a total of 29,927,779 shares of the Issuer’s Common Stock outstanding as of April 5, 2019, as reported in the Issuer’s proxy statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 19, 2019, as well as 860,457 shares that Mr. Clark has the right to acquire within 60 days of April 5, 2019 pursuant to exercise of vested and unvested stock options and the vesting of restricted stock units and/or performance stock units granted to Mr. Clark.

	CUSIP No. 98979V102	13D
(1) NAMES OF REPORTING PERSONS Clark Family Trust, dated July 8, 1998
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO (1)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
513,444 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
513,444 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,444 shares (2)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (3)
(14) TYPE OF REPORTING PERSON (see instructions) OO

(1) See Item 3 below.
(2) Includes all shares held by the Trust for which Mr. Clark and his spouse are co-trustees and share voting and dispositive power.
(3) Based on a total of 29,927,779 shares of the Issuer’s Common Stock outstanding as of April 5, 2019, as reported in the Issuer’s proxy statement on Schedule 14A, filed with the SEC on April 19, 2019.

Explanatory Note.
This Schedule 13D (this “Schedule 13D”) is being filed by and on behalf of Andrew S. Clark and the Clark Family Trust, dated July 8, 1998 (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Zovio Inc, a Delaware corporation (the “Issuer”). Mr. Clark has served as the Issuer’s Chief Executive Officer and as a director since November 2003 and as the Issuer’s President since February 2009.
Item 1. Security and Issuer.
The securities to which this Schedule 13D relates are the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 1811 E Northrop Boulevard, Chandler, Arizona 85286.
Item 2. Identity and Background.
(a)    The persons and entities filing this Schedule 13D are Andrew S. Clark and the Trust. Mr. Clark and his spouse are co-trustees of the Trust.
(b)    The address of the principal business and principal office of the Reporting Persons is 1811 E Northrop Boulevard, Chandler, Arizona 85286.
(c)    Mr. Clark is the Founder, President and Chief Executive Officer, and a director of the Issuer and is also the co-trustee of the Trust.
(d)    During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Mr. Clark is a citizen of the United States of America and the Trust is a trust formed under the laws of the State of California.
Item 3.    Source and Amount of Funds or Other Consideration.
The Reporting Persons acquired beneficial ownership of the Common Stock primarily as a result of stock options, restricted stock units and/or performance stock units awarded under the Issuer’s stock incentive plans.  See Item 6 of this Schedule 13D for a description of these stock options.  Additionally, in April 2009, the reporting person purchased, using personal funds, 100 shares of Common Stock, representing the ceremonial first purchase of shares of Common Stock upon the issuer’s commencement of trading on the New York Stock Exchange.
The Common Stock and the stock options held by the reporting person are collectively referred to as the “Securities.”  See Item 5(c) for a discussion of the reporting person’s transactions in the Securities within the last 60 days.  No Securities were acquired using bank or other financing.
The 1,606,942 shares of Common Stock owned by Mr. Clark as reported on page 2 of this Schedule 13D represent (i) 746,485 shares of Common Stock held by Mr. Clark, and (ii) all shares of Common Stock issuable upon exercise of the stock options and shares of Common Stock subject to the restricted stock units and the performance stock units, granted without consideration in exchange for employment of Mr. Clark by the Issuer, of which 860,457 shares were issuable upon the exercise of stock options exercisable within 60 days of April 5, 2019.
The 513,444 shares of Common Stock held by the Trust, of which Mr. Clark is the co-trustee, were transferred into such trust after Mr. Clark’s initial acquisitions by purchase with personal funds.
Item 4.    Purpose of Transaction.
The Reporting Persons currently hold their shares of Common Stock and/or stock options, as applicable, for investment purposes and intend to review their investment on a continuing basis. Depending on various factors, including (without limitation) the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions, and any other factors that the Reporting Persons may from time to time deem relevant, the Reporting Persons may in the future change their current intentions with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may from time to time and at any time (i) acquire additional shares of the Common Stock or other securities of the Issuer in the open market, through the exercise of stock options, through vesting of restricted stock units, through the vesting of performance stock units, through the vesting of market stock units, through purchases of shares under the Issuer’s employee stock purchase plan using his personal funds, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner or (ii) dispose of shares of the Common Stock or other securities of the Issuer in the open market, through the exercise of stock options and sale of the underlying shares, through vesting of restricted stock units and sale of the underlying shares, through the vesting of performance stock units and sale of underlying shares, through the vesting of market stock units and sale of underlying shares, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner.
Except as set forth in this Item 4, none of the Reporting Persons has plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the issuer;
(f) any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) & (b)
Mr. Clark was the beneficial owner of 1,606,942 shares of Common Stock as of April 5, 2019, representing 5.2% of the Issuer’s total outstanding Common Stock as of April 5, 2019, which included 746,485 shares held by Mr. Clark and 513,444 shares held by the Trust for which Mr. Clark and his spouse are co-trustees, as well as (i) 860,457 shares of Common Stock issuable upon the exercise of stock options held by Mr. Clark that are exercisable within 60 days of April 5, 2019; (ii) 0 shares of Common Stock issuable upon the vesting of restricted stock units held by Mr. Clark within 60 days of April 5, 2019; and (iii) 0 shares of Common Stock issuable upon the vesting of performance stock units held by Mr. Clark within 60 days of April 5, 2019. The calculation of the percentage of outstanding shares of the Issuer’s Common Stock beneficially owned by Mr. Clark, as of April 5, 2019, is based on 29,927,779 shares of the Issuer’s Common Stock outstanding as of April 5, 2019, as reported in the Issuer’s proxy statement on Schedule 14A, filed with the SEC on April 19, 2019, as well as 860,457 shares of Common Stock issuable upon the exercise of stock options and the vesting of restricted stock units and/or performance stock units within 60 days of April 5, 2019.
The Trust is the beneficial owner of 513,544 shares of Common Stock, representing 1.7% of the Issuer’s total outstanding Common Stock as of April 5, 2019. The calculation of the percentage of outstanding shares of Common Stock beneficially owned by the Trust, as of April 5, 2019, is based on 29,927,779 shares of the Issuer’s Common Stock outstanding as of April 5, 2019, as reported in the Issuer’s proxy statement on Schedule 14A, filed with the SEC on April 19, 2019.
(c) Other than equity awards for service and the incremental vesting of the existing stock options, restricted stock units and/or performance stock units, none of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the past 60 days prior to April 5, 2019.

(d) To the knowledge of each Reporting Person, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The following tables summarize the terms of outstanding stock option, restricted stock units, performance stock units and market stock units held by Mr. Clark as of April 5, 2019, pursuant to the Issuer’s Amended and Restated 2009 Stock Incentive Plan (the “2009 Plan”):

Grant Date	Number of Securities Underlying Unexercised Stock Options (#)		Option Exercise Price ($)	Option Expiration Date
08/05/2020	125,100	(1)	15.81	08/05/2020
03/31/2021	134,160	(1)	17.10	03/31/2021
03/30/2022	122,750	(1)	24.75	03/30/2022
03/29/2023	125,900	(1)	10.23	03/29/2023
03/29/2024	114,230	(1)	14.50	03/29/2024
03/29/2025	105,952	(2)	9.43	03/29/2025
03/29/2026	73,197	(3)	10.59	03/29/2026
03/29/2017	50,994	(4)	10.44	03/29/2027

(1)	The option is fully vested.
(2)
Subject to the reporting person’s continuing service, this option vests and becomes exercisable as follows: (i) 25% of the shares subject to the option shall vest and become exercisable on the first anniversary of the vesting commencement date, (ii) an additional 2% of the shares subject to the option shall vest and become exercisable on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the shares subject to the option shall vest and become exercisable on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. The vesting commencement date for this option is March 29, 2015.

(3)
Subject to the reporting person’s continuing service, this option vests and becomes exercisable as follows: (i) 25% of the shares subject to the option shall vest and become exercisable on the first anniversary of the vesting commencement date, (ii) an additional 2% of the shares subject to the option shall vest and become exercisable on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the shares subject to the option shall vest and become exercisable on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. The vesting commencement date for this option is March 29, 2017.

(4)
Subject to the reporting person’s continuing service, this option vests and becomes exercisable as follows: (i) 25% of the shares subject to the option shall vest and become exercisable on the first anniversary of the vesting commencement date, (ii) an additional 2% of the shares subject to the option shall vest and become exercisable on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the shares subject to the option shall vest and become exercisable on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. The vesting commencement date for this option is March 29, 2017.

Grant Date	Number of Securities Underlying Unvested Stock Units (#)
12/18/2014	145,659	(1)
03/18/2015	68,068	(2)
03/29/2015	52,363	(3)
03/29/2016	11,915	(4)
03/29/2017	24,220	(5)
03/29/2018	94,395	(6)
10/11/2018	80,980	(7)
10/11/2018	68,340	(8)
03/29/2019	203,550	(9)
03/29/2019	150,870	(10)

(1)
These performance stock units (“PSUs”) were granted under the 2009 Plan on December 18, 2014, and 25% of the PSUs may be earned during each of the calendar years 2015, 2016, 2017 and 2018 based on the achievement of the applicable performance target for such calendar year. Any PSUs earned during the applicable calendar year will vest on March 15 of the following year, subject to the Mr. Clark’s continued service with us through each such date.

(2)
These PSUs were granted under the 2009 Plan on March 18, 2015, and 25% of the PSUs may be earned during each of the calendar years 2015, 2016, 2017 and 2018 based on the achievement of the applicable performance target for such calendar year. Any PSUs earned during the applicable calendar year will vest on March 15 of the following year, subject to the Mr. Clark’s continued service with us through each such date.

(3)
These PSUs were granted under the 2009 Plan on March 29, 2015, and 25% of the PSUs may be earned during each of the four following 12-month periods based on the achievement of the applicable performance target for such period. Any PSUs earned during the applicable 12-month period will vest on the March 29 immediately following such period, subject to the Mr. Clark’s continued service with us through each such date.

(4)
These RSUs were granted under the 2009 Plan on March 29, 2016, and 25% of the RSUs will vest and be delivered to the Mr. Clark on each anniversary of the grant date, subject to the Mr. Clark’s continuing service with us through each such date.

(5)
These RSUs were granted under the 2009 Plan on March 29, 2017, and 25% of the RSUs will vest and be delivered to the Mr. Clark on each anniversary of the grant date, subject to the Mr. Clark’s continuing service with us through each such date.

(6)
These RSUs were granted under the 2009 Plan on March 29, 2018, and 25% of the RSUs will vest and be delivered to the Mr. Clark on each anniversary of the grant date, subject to the Mr. Clark’s continuing service with us through each such date.

(7)
These RSUs were granted under the 2009 Plan on October 11, 2018, and 100% of the RSU's will vest and be delivered to the Mr. Clark on the 18-month anniversary of the grant date, subject to the Mr. Clark’s continuing service with us through each such date.

(8)
These market stock units (“MSUs”) were granted under the 2009 Plan on October 11, 2018, and vesting is predicated on multiple factors, including: (a) the closing of a transaction, (b) the final vesting would receive a 10% reduction in the number of shares vested from the final vesting price, (c) a share price decline by 40% or more would result in no MSUs vesting, and (d) more or less MSUs at more or less than grant price can vest based on the share price at the date of vesting.

(9)
These RSUs were granted under the 2009 Plan on March 29, 2019, and 25% of the RSUs will vest and be delivered to the Mr. Clark on each anniversary of the grant date, subject to the Mr. Clark’s continuing service with us through each such date.

(10)
These MSUs were granted under the 2009 Plan on March 29, 2019, and vesting is predicated on multiple factors, including: (a) the Company or a Company subsidiary meeting a vesting condition within three years from the grant date, (b) the final vesting would receive a 10% reduction in the number of shares vested from the final vesting price, (c) a share price decline by 40% or more would result in no MSUs vesting, and (d) more or less MSUs at more or less than grant price can vest based on the share price at the date of vesting.

Mr. Clark, in his capacity as an officer and director of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the SEC as Exhibit 10.33 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 8, 2016 and which is incorporated herein by reference.
In addition, the Issuer is party to an Amended and Restated Employment Agreement (the “Employment Agreement”) with Mr. Clark pursuant to which Mr. Clark’s will receive certain benefits and payments upon the consummation of a change of control. The Employment Agreement provides that upon a change of control, 50% of each of Mr. Clark’s unvested time-based equity awards that vest based solely on the passage of time will become vested upon the change of control. In addition, the Employment Agreement provides that if Mr. Clark incurs a termination without Cause or with resignation for Good Reason (each as defined in the Employment Agreement) during the 24 months following the consummation of a change of control, he will be entitled to the additional severance benefits, including (i) cash payments equal in the aggregate to two times the sum of his annual base salary and annual target bonus, payable in equal bi-weekly installments over the 24-month period following his termination date; (ii) reimbursement of premium payments for continuation coverage under a company-sponsored group medical plan for up to 24 months following termination (with such reimbursement to be equal to the subsidy provided by the company to active employees who participate in the same group medical insurance plan), provided that such benefit will terminate immediately if he is offered comparable coverage in connection with his employment by another employer; (iii) accelerated vesting of outstanding time-based equity awards as if his service had terminated one year later; (iv) a lump sum cash payment equal to the pro-rata portion of his annual cash bonus for the fiscal year of termination based on the percentage of time he was employed in such fiscal year, payable at the same time the company pays annual cash bonuses to other members of senior management; and (v) his annual bonus for the completed fiscal year prior to the year of termination, if not already paid. Mr. Clark’s receipt of such severance benefits is conditioned upon him providing us with a release of claims against us, our affiliates and related parties, and his compliance with certain non-disparagement, non-solicitation and confidentiality requirements set forth in his employment agreement. No amount is included for Mr. Clark’s PSUs because they remain subject to performance requirements even after the triggering event occurs.
The reporting person is a party to a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) dated August 26, 2009, among the issuer, Warburg Pincus and certain other security holders of the Issuer pursuant to which Mr. Clark possesses certain registration rights relating to Common Stock which Mr. Clark has or may acquire.
The foregoing descriptions of the equity awards granted to Mr. Clark, the Employment Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the Issuer’s 2009 Plan and Amended and Restated Employee Stock Purchase Plan, the forms of award agreements applicable to each award, the Employment Agreement, and the Registration Rights Agreement, each of which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Other than the agreements reflected above, the reporting person has not entered into any contract, arrangement or understanding with respect to the Common Stock.  None of the Common Stock beneficially owned by the reporting person is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such stock.

Item 7. Materials to be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit Number	Description
10.1	Amended and Restated 2009 Stock Incentive Plan, dated May 2017 (filed as Exhibit 10.1 to the Annual Report on Form 10-K filed with the SEC on March 12, 2019 and incorporated herein by reference).
10.2
Amended and Restated 2009 Stock Incentive Plan - Form of Nonstatutory Stock Option Agreement for Executives and Senior Management (filed as Exhibit 99.4 to the Registration Statement on Form S-8 filed with the SEC on May 13, 2009 and incorporated herein by reference).

10.3
Form of Incentive Stock Option Agreement for Executives and Senior Management (filed as Exhibit 99.5 to the Registration Statement on Form S-8 filed with the SEC on May 13, 2009 and incorporated herein by reference).

10.4	Form of Restricted Stock Unit Award Agreement (Deferred Settlement) (filed as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on June 27, 2011 and incorporated herein by reference).
10.5	Form of Restricted Stock Unit Award Agreement (General) (filed as Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC on June 27, 2011 and incorporated herein by reference).
10.6	Form of Performance Stock Unit Award Agreement (filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 23, 2014 and incorporated herein by reference).
10.7	Amendment to Performance Stock Unit Award Agreement (filed as Exhibit 10.16 to the Annual Report Form 10-K filed with the SEC on March 10, 2015 and incorporated herein by reference).
10.8	Amended and Restated Employee Stock Purchase Plan (filed as Exhibit 99.1 to the Form 8-K filed with the SEC on March 22, 2010 and incorporated herein by reference).
10.9	Form of 2018 MSU Agreement (filed as Exhibit 10.16 to the Annual Report on Form 10-K filed with the SEC on March 12, 2019 and incorporated herein by reference).
10.10	Amended and Restated Employment Agreement between Andrew S. Clark and the Issuer (filed as Exhibit 10.20 to the Form 10-K filed with the SEC on March 10, 2015 and incorporated herein by reference).
10.11
Second Amended and Restated Registration Rights Agreement dated August 26, 2009 among the Issuer and the other persons named therein (filed as Exhibit 4.4 to the Registration Statement on Form S-1/A filed with the SEC on September 4, 2009 and incorporated by reference herein).

SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.
Dated: August 14, 2019

CLARK FAMILY TRUST, DATED JULY 8, 1998

By:	/s/ Catherine A. Clark
Its:	Co-Trustee

By:	/s/ Andrew W. Clark
Its:	Co-Trustee

ANDREW S. CLARK
/s/ Andrew S. Clark